As filed with the Securities and Exchange Commission on June 29, 2007

Registration No. 333-131696

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 3 TO

FORM S-1

on

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

OMNI ENERGY SERVICES CORP.

(Exact Name of Registrant as Specified in its Charter)

Louisiana	1382	72-1395273
(State of other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

4500 N.E. Evangeline Thruway

Carencro, Louisiana 70520

(337) 896-6664

(Address, including zip code and telephone number, including area code, of

Registrant’s principal executive offices)

With a copy to:

G. Darcy Klug OMNI Energy Services Corp. 4500 N.E. Evangeline Thruway Carencro, Louisiana 70520 Telephone: (337) 896-6664 Fax: (337) 896-9067	David Taylor Locke Liddell & Sapp LLP 3400 JPMorgan Chase Tower 600 Travis Street Houston, Texas 77002 Telephone: (713) 226-1200 Fax: (713) 223-3717

(Name, address, including zip code and telephone number, including area code, of agent for service)

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement as determined by market conditions and other factors.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.    ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following bow.    ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Post-Effective Amendment No. 3 on Form S-3 constitutes a post-effective amendment to our Registration Statement on Form S-1, declared effective by the Securities and Exchange Commission on June 19, 2006, and is not registering any additional securities but is being filed for the purpose of converting the registration on Form S-1 into a registration on Form S-3. All filing fees payable in connection with the registration of the securities were previously paid in connection with the filing on Form S-1.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the post-effective amendment to the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 29, 2007.

PROSPECTUS

OMNI ENERGY SERVICES CORP.

3,000,000 Shares of Common Stock

This prospectus relates to the resale of up to 3.0 million shares of our common stock by Fusion Capital Fund II, LLC (“Fusion Capital”). Fusion Capital is sometimes referred to in this prospectus as the selling shareholder.

The selling shareholder may from time to time offer all or a portion of these shares of common stock through public or private transaction on the Nasdaq Global Market or such other securities exchange on which our common stock is traded at the time of the sale. The selling shareholder may sell these shares of common stock at prevailing market prices or at privately negotiated prices either directly or through agents, broker dealers or otherwise.

The selling shareholder is an “underwriter” as such term is defined in the Securities Act of 1933, as amended (the “Securities Act”), and any commissions paid or discounts or concessions allowed to any such person and any profits received on resale of the securities offered hereby may be deemed to be underwriting compensation under the Securities Act.

The selling shareholder will receive all of the net proceeds from the sale of the shares of common stock offered by this prospectus. We are paying all of the expenses of registration incurred in connection with this offering, but the selling shareholder will pay all selling and other expenses. You may find more information concerning how the selling shareholder may sell these securities under the caption “Plan of Distribution.”

Our common stock is quoted on the Nasdaq Global Market under the symbol “OMNI.” On June 25, 2007, the last reported sale price for our common stock as reported on the Nasdaq Global Market was $11.71 per share.

Investing in our common stock involves certain risks. See “ Risk Factors” beginning on page 4 for a discussion of these risks.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is •, 2007.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (the “Commission”) using the Commission’s shelf registration rules. Under the shelf registration rules, using this prospectus and, if required, one or more prospectus supplements, the selling shareholders may from time to time, offer and sell up to 3,000,000 shares of our common stock, as described in this prospectus, in one or more offerings. This prospectus provides you with a general description of the securities the selling shareholders may offer. You should carefully read both this prospectus, together with additional information described under the headings “Where You Can Find More Information” and “Incorporation of Certain Information by Reference.”

You should rely only on the information contained in or incorporated by reference into this prospectus. Neither we nor the selling shareholders have authorized anyone to provide you with information different from that contained in this prospectus. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the common stock. This prospectus is not an offer to sell, nor is it a solicitation of an offer to buy, the common stock in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus, or that the information contained in any document incorporated by reference is accurate as of any date other than the date of the document incorporated by reference, regardless of the time of delivery of this prospectus or any sale of a security.

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PROSPECTUS SUMMARY

The following summary is qualified in its entirety by and should be read together with the more detailed information and consolidated statements included in or incorporated by reference into this prospectus. Because this is a summary, it may not contain all the information that may be important to you. You should read the entire prospectus before making an investment decision. Furthermore, you should carefully read “Risk Factors” for more information about important factors you should consider before making a decisions to invest in shares of our common stock.

OMNI Energy Services Corp.

OMNI Energy Services Corp. is an oilfield service company specializing in providing an integrated range of (i) onshore seismic drilling, operational support, and permitting, and survey services to geophysical companies operating in logistically difficult and environmentally sensitive terrain; (ii) dock-side and offshore, hazardous and non-hazardous oilfield waste management and environmental cleaning services, including tank and vessel cleaning and safe vessel entry for oil and gas companies operating primarily in the Gulf of Mexico, and (iii) a large fleet of oilfield equipment available for leasing on a daily basis. We operate in five business segments: Seismic Drilling (which includes seismic drilling, permitting and survey services), Environmental Services, Equipment Leasing, Transportation and Specialized Services (which includes metal stress relieving, offshore cleaning and blasting and wellhead installations).

We were founded in 1987, as OMNI Drilling Corporation, to provide drilling services to the geophysical industry. In July 1996, OMNI Geophysical, L.L.C. acquired substantially all of the assets of OMNI Geophysical Corporation, the successor to the business of OMNI Drilling Corporation. OMNI Energy Services Corp. was formed as a Louisiana corporation on September 11, 1997 to acquire all of the outstanding common units of OMNI Geophysical, L.L.C.

Seismic Drilling. The principal market of our Seismic Drilling division is the marsh, swamp, shallow water and contiguous dry land areas along the Gulf of Mexico (the “Transition Zone”), primarily in Louisiana and Texas, where we are the leading provider of seismic drilling support services. In 1997, we commenced operations in the mountainous regions of the western United States, and in 2003 we initiated seismic drilling activities in various Transition Zone regions of Mexico.

We own and operate a fleet of specialized seismic drilling and transportation equipment for use in the Transition Zone. We believe we are the only company that currently can provide both an integrated range of seismic drilling, permitting and survey services in all of the varied terrain of the Transition Zone and simultaneously support operations for multiple, large-scale seismic projects. In 2002, we acquired all of the assets of AirJac Drilling, a division of Veritas Land DGC. With this acquisition, we became the largest domestic provider of seismic drilling support services to geophysical companies.

Effective February 16, 2007, we completed the acquisition of certain assets of Cypress Consulting Services, Inc. d/b/a/ Cypress Energy Services (“Cypress Energy”). Cypress Energy currently operates in two distinct business areas (both of which are included in our Seismic Drilling Segment) – Seismic Services and Employee Leasing. The acquisition includes the assumption of approximately $20 million of seismic drilling contracts. The acquisition of the seismic drilling assets of Cypress Energy substantially improves our market position as a leading provider of domestic highland seismic drilling services. We have previously been recognized as the leading domestic provider of seismic drilling services in the transition zone. The acquisition of these assets of Cypress Energy further strengthens the permitting and survey services offered to our customers. With the Cypress Energy acquisition, we also acquired their employee leasing division which employs skilled and unskilled personnel who provide contract labor services to various companies operating in the oil and gas industry. By integrating this workforce into our existing employee intensive business units, we believe we will be able to better manage temporary fluctuations in employee demands within those business units.

Environmental Services. We provide dock-side and offshore, hazardous and non-hazardous oilfield waste management and environmental cleaning services, including drilling rig, tank and vessel cleaning, safe vessel entry, naturally occurring radioactive material decontamination, platform abandonment services, pipeline flushing, gas dehydration, and hydro blasting. Demand for our dock-side vessel and tank cleaning and non-hazardous waste treatment businesses are primarily driven by drilling and well-site abandonment activity in the shallow waters of the Gulf of Mexico, as reflected by the drilling rig count. Much of the cleaning and waste treatment is from residual waste created in the drilling process.

Equipment Leasing. We completed the acquisition of Preheat, Inc. effective February 10, 2006. Preheat is a premier provider of rental equipment and specialized environmental services principally to drilling contractors operating in the Gulf of Mexico. Preheat has a vast fleet of rental equipment including pressure washers, reverse osmosis machines and steam cleaners. In addition to the oilfield rental equipment, Preheat offers wellhead installation, stress relieving services and environmental pit cleaning services to drilling contractors. Preheat operates from locations in Belle Chasse and Broussard, Louisiana and Rock Springs, Wyoming.

In November 2006, we completed the acquisition of Rig Tools, Inc. Rig Tools maintains an extensive fleet of rental equipment for various oilfield and commercial applications including water, mud and disposal pumps; mud, fuel and frac tanks; air compressors; wireline units; generators; high pressure washers; light towers; tubing; and handling tools. It also offers certain land based environmental cleaning services. Rig Tools has operating facilities in Youngsville, Louisiana; and Navasota, Alice, Timpson and Teague, Texas.

Transportation. In March 2007, we completed the acquisition of BMJ Industrial Investments, L.L.C. and its wholly-owned subsidiary Charles Holston, Inc. (collectively, “CHI”). In addition to our Transportation segment, CHI currently operates in three of our other divisions including Environmental Services, Equipment Leasing and Specialized Services. CHI provides a full range of environmental services including transportation of non-hazardous oilfield byproducts, such as salt water and spent drilling fluids; NORM surveys, cleaning and waste disposal; tank degreasing and demolition; rig pit cleaning; oilfield waste disposal; hydro blasting; dockside and offshore cleaning; and offshore sandblasting and painting. CHI also operates salt water disposal wells in Richard and Gueydan, Louisiana. During early 2007, CHI expanded its equipment rental operations into the Rocky Mountain region of the United States. CHI maintains corporate offices in Jennings, Louisiana and dockside facilities in Cameron and Fourchon, Louisiana. CHI’s rental operations are located in Vernal, Utah.

Corporate Information

Our principal executive offices are located at 4500 N.E. Evangeline Thruway, Carencro, Louisiana 70520, and our telephone number at that address is (337) 896-6664. The address of our website is www.omnienergy.com. The information on our website is not part of this prospectus. Our common stock is quoted on the Nasdaq Global Market under the symbol “OMNI.” Unless otherwise indicated, references in this prospectus to “OMNI”, “Company”, “we”, “us”, or “our” refer to OMNI Energy Services Corp.

Recent Developments

On March 28, 2007, we announced the execution of a non-binding letter of intent to acquire certain assets of Bailey Operating, Inc. for $1.3 million in cash and $0.5 million in promissory notes. The assets to be acquired will include a salt water disposal well, related permits and well-site equipment located on approximately five acres of land in Bowie, Texas. OMNI currently operates two salt water disposal wells in Louisiana through its recent acquisition of CHI.

On April 25, 2007, Mr. Shawn Rice submitted notice of his intent to resign as the Vice President of Quality, Health, Safety and Environmental and Human Resources effective May 25, 2007.

On April 30, 2007, we announced that we have engaged Citigroup Global Markets, Inc. to assist us in exploring strategic and financial alternatives to create additional shareholder value.

On June 7, 2007, we announced the completion of the previously announced acquisition of certain assets of Bailey Operating, Inc. for $1.3 million in cash and $0.5 million in a subordinated promissory note. The subordinated promissory note matures three years from closing and accrues interest at the rate of 5% per annum. The cash portion of the purchase price came from available working capital funds under our revolving line of credit.

The Offering

On November 11, 2005, we entered into a Common Stock Purchase Agreement (the “Purchase Agreement”) with Fusion Capital pursuant to which Fusion Capital agreed, under certain conditions, to purchase on each trading day $25,000 of our common stock up to an aggregate of $12.5 million over a 25 month period, subject to earlier termination at our discretion. In our discretion, we may elect to sell more of our common stock to Fusion Capital than the minimum daily amount. The purchase price of the shares of common stock will be equal to a price based upon the future market price of the common stock. Fusion Capital does not have the right or the obligation to purchase shares of our common stock in the event that the price of our common stock is less than $1.50. In addition, if we elect to sell our shares to Fusion Capital at a price per share below $2.39, we first would be required to obtain shareholder approval in order to be in compliance with the Nasdaq Global Market rules.

At any time from November 11, 2005 until 30 days after we have sold $12.5 million of our stock to Fusion Capital, we have the right in our sole discretion to enter into a new purchase agreement with Fusion Capital for the purchase of up to $12.5 million of our common stock. If we exercise such option, we cannot enter into such a new agreement until all $12.5 million of our common stock is purchased by Fusion Capital under the November 11, 2005 agreement.

Fusion Capital, the selling shareholder under this prospectus, is offering for sale up to 3,000,000 shares of our common stock. In connection with entering into the Purchase Agreement, we authorized the purchase by Fusion Capital of up to $12.5 million of our common stock and agreed to register up to 3,000,000 shares of our common stock (which includes the 214,129 shares issued and 35,871 shares issuable to Fusion Capital as the commitment fee). We have sold 628,300 shares of common stock to Fusion Capital under the Purchase Agreement at an average purchase price of approximately $10.12 per share for total proceeds of approximately $6,357,530. There is remaining $6,142,470 in proceeds available to us under the Purchase Agreement. Assuming we average $10.12 per share purchase price for the remaining $6,142,470, we would issue 606,963 shares under the Purchase Agreement. The number of shares ultimately offered for sale by Fusion Capital is dependent upon the number of shares purchased by Fusion Capital under the Purchase Agreement.

As of June 25, 2007, there were 18,457,288 shares of our common stock outstanding, including the 214,129 shares that we have issued to Fusion Capital as compensation for its purchase commitment, but excluding the 2,121,700 shares offered by Fusion Capital pursuant to this prospectus which it has not yet purchased from us and 35,871 shares that may be issued as a commitment fee. If all of the 3,000,000 shares offered by this prospectus were issued and outstanding as of the date hereof, such shares would represent 14.6% of the total common stock outstanding as of June 25, 2007.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Certain of the statements contained in or incorporated by reference into this prospectus, our filings with the SEC and our public releases, including but not limited to, information relating to our acquisition plans, the effect of changes in strategy and business discipline, future tax matters, future general and administrative expenses, future growth and expansion, expansion of our operations, review of acquisitions, expansion and improvement of our capabilities, integration of new technology into operations, credit facilities, redetermination of our borrowing base, attraction of new members to the management team, future compensation programs, new alliances, future capital expenditures (or funding thereof) and working capital, sufficiency of future working capital, borrowings and capital resources and liquidity, projected rates of return, retained earnings and dividend policies, projected cash flows from operations, future, outcome, effects or timing of any legal proceedings or contingencies, the impact of any change in accounting policies on our financial statements, realization of post-closing price adjustments with respect to the recent acquisitions, management’s assessment of internal control over financial reporting, the identification of material weaknesses in internal control over financial reporting and any other statements regarding future operations, financial results, opportunities, growth, business plans and strategy and other statements that are not historical facts are forward looking statements. These forward-looking statements reflect our current view of future events and financial performance. When used in this document, the words “budgeted,” “anticipate,” “estimate,” “expect,” “may,” “project,” “believe,” “intend,” “plan,” “potential,” “forecast,” “might,” “predict,” “should” and similar expressions are intended to be among the statements that identify forward-looking statements. These forward-looking statements speak only as of their dates and should not be unduly relied upon. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise. Such statements involve risks and uncertainties, including, but not limited to, those set forth below under “Risk Factors,” elsewhere in this prospectus and the documents incorporated by reference into this prospectus.

RISK FACTORS

In addition to the other information in this prospectus, including the information in our reports and other documents on file with the SEC or incorporated herein by reference, you should carefully consider the following risk factors in evaluating us and our business before purchasing the securities offered in this prospectus. The risks and uncertainties described below are not the only ones facing us. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also impair our operations. If any of the following risks were to materialize, our business, financial condition or results of operations could be materially adversely affected. Were that to occur, the trading price of our common stock could decline, and you could lose all or part of your investment.

We may require additional financing to sustain or expand our operations.

The extent to which we may rely on Fusion Capital as a source of funding will depend on a number of factors including, without limitation, the prevailing market price of our common stock, that no event of default exists under the Purchase Agreement, and the extent to which we are able to secure working capital from other sources. Fusion Capital does not have the right or the obligation to purchase shares of our common stock in the event that the price of our common stock is less than $1.50. In addition, we are not required or permitted to issue any shares of common stock under the Purchase Agreement if such issuance would breach our obligations under the rules or regulations of the Nasdaq Global Market. If obtaining financing from Fusion Capital becomes unavailable or prohibitively dilutive, we will need to secure another source of funding in order to satisfy our working capital needs. Even if we are able to access the full remaining $6,142,470 of the $12.5 million aggregate under the Purchase Agreement with Fusion Capital, we may still need additional capital to implement our business, operating and development plans. Should the financing we require to sustain our working capital needs be unavailable or prohibitively expensive when we require it, the consequences would have a material adverse effect on our business, operating results, financial condition and prospects.

Industry volatility may adversely affect our results of operations.

The demand for our services depends on the level of capital expenditures by oil and gas companies for developmental construction and these expenditures are critical to our operations. The levels of such capital expenditures are influenced by the following factors:

•	oil and gas prices and industry perceptions of future price levels;

•	the cost of exploring for, producing and delivering oil and gas;

•	the ability of oil and gas companies to generate capital;

•	the sale and expiration dates of leases in the United States;

•	the availability of current geophysical data;

•	the discovery rate of new oil and gas reserves; and

•	local and international political and economic conditions.

The cyclical nature of the oil and gas industry has a significant effect on our revenues and profitability. Historically, prices of oil and gas, as well as the level of exploration and developmental activity, have fluctuated substantially. This has, in the past, and may, in the future, adversely affect our business. We are unable to predict future oil and gas prices or the level of oil and gas industry activity. A prolonged low level of activity in the oil and gas industry will likely depress development activity, adversely affecting the demand for our products and services and our financial condition and results of operations.

Our growth and growth strategy involves risks.

We have grown over the last several years through internal growth and acquisitions of other companies. It will be important for our future success to manage our rapid growth and this will demand increased responsibility for management personnel. The following factors could present difficulties to us:

•	the lack of sufficient executive-level personnel;

•	the successful integration of the operations and management teams from our recent acquisitions;

•	increased levels of debt and administrative burdens; and

•	increased logistical problems of large, expansive operations.

If we do not manage these potential difficulties successfully, they could have a material adverse effect on our financial condition and results of operations.

The dangers inherent in our operations and the potential limits on insurance coverage for certain risks could expose us to potentially significant liability costs.

Our operations, and to a significant degree our seismic operations, are subject to risks or injury to personnel and loss of equipment. Our crews often conduct operations in extreme weather, in difficult terrain that is not easily accessible, and under other hazardous conditions. We maintain what we believe is prudent insurance protection. However, we cannot assure that our insurance coverage will be sufficient or effective under all circumstances. A successful claim for which we are not fully insured may have a material adverse effect on our financial condition. Moreover, we do not carry business interruption insurance with respect to our operations.

We operate in a highly competitive industry.

We compete with several other providers of seismic drilling, permitting, survey and environmental services. Competition among seismic contractors historically has been, and will continue to be, intense. Competitive factors have in recent years included price, crew experience, equipment availability, technological expertise and reputation for quality and dependability. Our revenues and earnings may be affected by the following factors:

•	changes in competitive prices and availability of trained personnel;

•	fluctuations in the level of activity and major markets;

•	general economic conditions; and

•	governmental regulation.

Additionally, in certain geographical areas, some of our competitors operate more crews than we do and may have substantially greater financial and other resources. These operators could enjoy an advantage over us if the competitive environment for contract awards shifts to one characterized principally by intense price competition.

Seasonality and adverse weather conditions in the regions in which we operate may adversely affect our operations.

Our operations are directly affected by the weather conditions in the Gulf of Mexico. Due to seasonal differences in weather patterns, we may operate more days in the spring, summer and fall periods and less in the winter months. The seasonality of oil and gas industry activity in the Gulf Coast region also affects our operations. Due to exposure to weather, we generally experience higher drilling activity in the spring, summer and fall months with the lowest activity in winter months, especially with respect to our operations in the mountainous regions of the western United States. The rainy weather, hurricanes and other storms prevalent in the Gulf of Mexico and along the Gulf Coast throughout the year may also affect our operations. As a result, full-year results are not likely to be a direct multiple of any particular quarter or combination of quarters.

We are dependent on key personnel.

Our success depends on, among other things, continued active participation of our executive officers and certain of our other key operating personnel. Our officers and personnel have extensive experience in the domestic and international oilfield services industry. The loss of the services of any one of these persons could impact adversely our ability to implement our expansion strategy.

We may incur additional expenditures to comply with governmental regulations.

Our seismic operations are subject to extensive governmental regulation, violations of which may result in civil and criminal penalties, injunctions and cease and desist orders. These laws and regulations govern, among other things, operations in wetlands, the handling of explosives and hazardous and non-hazardous waste. Although our cost of compliance with such laws has to date been immaterial, such laws frequently change. Accordingly, it is impossible to predict the cost or impact of such laws on our future operations. We are also required by various governmental agencies to obtain certain permits, licenses and certificates. To date, we believe that we possess all permits, licenses and certificates material to the operation of our businesses. The loss by us of any of the licenses required by our operations could have a material adverse effect on our operations.

We depend on demand for our services from the oil and gas industry, and this demand may be affected by changing tax laws and oil and gas regulations. As a result, the adoption of laws that curtail oil and gas production in our areas of operation may adversely affect us. We cannot determine to what extent our operations may be affected by any new regulations or changes in existing regulations.

One stockholder has substantial influence over our affairs.

Dennis R. Sciotto beneficially owns approximately 32% of our outstanding common stock. Mr. Sciotto represents and controls The Dennis R. Sciotto Family Trust and was appointed to the Board of Directors by the holders of the Series C Preferred Stock on June 13, 2005 pursuant to the Securities Purchase Agreement dated May 17, 2005. As a result, Mr. Sciotto has the ability to substantially influence our management and affairs and all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, such as a merger, consolidation or sale of substantially all of our assets. This may have the effect of delaying, deferring or preventing a change in control, or impeding a merger or consolidation.

Future technological advances could impair operating assets or require substantial unbudgeted capital expenditures.

We compete in providing services in a capital intensive industry. The development of seismic data acquisition and processing equipment has been characterized by rapid technological advancements in recent years, and this trend may continue. Manufacturers of seismic equipment may develop new systems that have competitive advantages over systems now in use that could render our current equipment obsolete or require us to make significant unplanned capital expenditures to maintain our competitive position. Under such circumstances, there can be no assurance that we would be able to obtain necessary financing on favorable terms.

Our seismic drilling operations depend on a few significant customers.

We derive a significant amount of our seismic drilling revenue from a small number of geophysical companies. Our inability to continue to perform services for a number of our large existing customers, if not offset by sales to new or other existing customers, could have a material adverse effect on our business and operations. For example, our largest customers (those which individually accounted for more than 10% of revenue in a given year, listed alphabetically) collectively accounted for 50% (four customers), 38% (two customers), and 32% (two customers), of revenue for fiscal 2004, 2005, and 2006, respectively.

Our backlog may not be timely converted into revenue in any particular fiscal period.

Our backlog represents those seismic drilling and survey projects for which a customer has hired us and has scheduled a start date for the project. Backlog levels vary during the year depending on the timing of the completion of certain contracts and when we are awarded new contracts. Projects currently included in our backlog, at the option of the customer, are subject to termination or delay without penalty, which could reasonably reduce the amount of backlog currently reported, and consequently, the conversion of that backlog into revenue.

Unfavorable results of litigation could have a material adverse impact on our financial statements.

We are subject to a variety of claims and lawsuits that arise from time to time in the ordinary course of our business. Management currently believes that resolving all of these matters, individually or in the aggregate, will not have a material adverse impact on our financial position or results of operations. The litigation and other claims are subject to inherent uncertainties and management’s view of these matters may change in the future. There exists the possibility of a material adverse impact on our financial position and the results of operations for the period in which the effect of an unfavorable final outcome becomes probable and reasonably estimable.

If we breach any of the material financial covenants under our various indebtedness, or if an event of default is declared with respect to any such indebtedness, our debt service obligations could be accelerated.

If we breach any of the material financial covenants under our various indebtedness, or if an event of default is declared with respect to any such indebtedness, our substantial debt service obligations could be accelerated. In the event of any such simultaneous acceleration, we would not be able to repay all of the indebtedness.

The market price of our common stock is highly volatile.

The market price of our common stock has been and is expected to continue to be highly volatile. Factors, including announcements of technological innovations by us or other companies, regulatory matters, new or existing products or procedures, concerns about our financial position, operating results, litigation, government regulation, developments or disputes relating to agreements, patents or proprietary rights, may have a significant impact on the market price of our common stock. In addition, potential dilutive effects of future sales of shares of common stock by our shareholders, including Fusion Capital, and by us, pursuant to this prospectus or otherwise could have an adverse effect on the market price of our common stock.

The high fixed costs of our operations could result in operating loses.

Our business has high fixed costs. As a result, any significant downtime or low productivity caused by reduced demand, weather interruptions, equipment failures, permit delays or other causes could adversely affect our results of operations.

Failure to maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our stock price.

If, in the future, we fail to maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. Failure to achieve and maintain an effective internal control environment could have a material adverse effect on the price of our common stock.

Certain of our facilities could be damaged by hurricanes and other natural disasters, which could have an adverse effect on our results of operations and financial condition.

Certain of our facilities are located in regions of the United States that are susceptible to damage from hurricanes and other weather events, and, during 2005, were impacted by hurricanes or weather events. Future hurricanes or similar natural disasters that impact our facilities may negatively affect our financial position and operating results for those periods. These negative effects may include reduced operations; costs associated with resuming operations; reduced demand for our services from customers that were similarly affected by these events; lost market share; late deliveries; additional costs to purchase materials and supplies from outside suppliers; uninsured property losses; inadequate business interruption insurance and an inability to retain necessary staff.

The sale of our common stock to Fusion Capital may cause dilution to existing shareholders and the sale of the shares of common stock acquired by Fusion Capital could cause the price of our common stock to decline.

The purchase price for the common stock to be sold to Fusion Capital pursuant to the Purchase Agreement will fluctuate based on the future market price of our common stock. Fusion Capital does not have the right or the obligation to purchase shares of our common stock in the event that the price of our common stock is less than $1.50. In addition, we are not required or permitted to issue any shares of common stock under the Purchase Agreement if such issuance would breach our obligations under the rules or regulations of the Nasdaq Global Market. All shares in this offering are freely tradable. Fusion Capital may sell none, some or all of the shares of common stock purchased from us at any time. Depending upon market liquidity at the time, a sale of shares under this offering at any given time could cause the trading price of our common stock to decline. The sale of a substantial number of shares of our common stock under this offering, or anticipation of such sales, could make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect sales.

USE OF PROCEEDS

All of the shares of common stock offered hereby are being offered by the selling shareholder, who will receive all proceeds from such sales. We will not receive any proceeds from the sale of shares of common stock in this offering. However, we may receive up to $12.5 million in proceeds from the sale of our common stock to Fusion Capital under the Purchase Agreement. Any proceeds from Fusion Capital we receive under the Purchase Agreement will be used to reduce long-term debt and for working capital and general corporate purposes. Pending such uses, we will invest any proceeds in short term, investment grade, interest bearing securities.

THE FUSION TRANSACTION

General

On November 11, 2005, we entered into the Purchase Agreement with Fusion Capital pursuant to which Fusion Capital agreed, under certain conditions, to purchase on each trading day $25,000 of our common stock up to an aggregate of $12.5 million over a 25 month period, subject to earlier termination at our discretion. In our discretion, we may elect to sell more of our common stock to Fusion Capital than the minimum daily amount. The purchase price of the shares of common stock will be equal to a price based upon the future market price of the common stock. Fusion Capital does not have the right or the obligation to purchase shares of our common stock in the event that the price of our common stock is less than $1.50. In addition, we are not required or permitted to issue any shares of common stock under the Purchase Agreement if such issuance would breach our obligations under the rules or regulations of the Nasdaq Global Market. At any time from November 11, 2005 until 30 days after we have sold $12.5 million of our stock to Fusion Capital, we have the right in our sole discretion to enter into a new purchase agreement with Fusion Capital for the purchase of up to $12.5 million. If we exercise such option, we cannot enter into such a new agreement until all $12.5 million is purchased by Fusion Capital under the November 11, 2005 agreement.

Fusion Capital, the selling shareholder under this prospectus, is offering for sale up to 3,000,000 shares of our common stock. In connection with entering into the Purchase Agreement, we authorized the purchase by Fusion Capital of up to $12.5 million of our common stock and agreed to register up to 3,000,000 shares of our common stock (which includes the 214,129 shares issued and 35,871 shares issuable to Fusion Capital as the commitment fee). Under the Purchase Agreement, we have sold to Fusion Capital 628,300 shares of our common stock at an average price of approximately $10.12 per share for total proceeds of approximately $6,357,530. There is remaining $6,142,470 in proceeds available to us under the Purchase Agreement. Assuming we average $10.12 per share purchase price for the remaining $6,142,470, we would issue 606,963 shares under the Purchase Agreement. The number of shares ultimately offered for sale by Fusion Capital is dependent upon the number of shares purchased by Fusion Capital under the Purchase Agreement.

Purchase Of Shares Under The Purchase Agreement

Under the Purchase Agreement, on each trading day Fusion Capital is obligated to purchase a specified dollar amount of our common stock. Subject to our right to suspend such purchases at any time, and our right to terminate the Purchase Agreement at any time, each as described below, Fusion Capital shall purchase on each trading day during the term of the Purchase Agreement $25,000 of our common stock. This daily purchase amount may be decreased by us at any time. We also have the right to increase the daily purchase amount at any time by notifying Fusion Capital of the new daily purchase amount; provided however, we may not increase the daily purchase amount above $25,000 unless the purchase price is at least $2.75 per share for the five consecutive trading days immediately prior to the notification.

The purchase price per share is equal to the lesser of:

•	the lowest sale price of our common stock on the purchase date; or

•	the average of the three (3) lowest closing sale prices of our common stock during the twelve (12) consecutive trading days prior to the date of a purchase by Fusion Capital.

The purchase price will be adjusted for any reorganization, recapitalization, non-cash dividend, stock split, or other similar transaction occurring during the trading days in which the closing bid price is used to compute the purchase price. Fusion Capital may not purchase shares of our common stock under the Purchase Agreement if Fusion Capital, together with its affiliates, would beneficially own more than 9.9% of our common stock outstanding at the time of the purchase by Fusion Capital. Fusion Capital has the right at any time to sell any shares purchased under the Purchase Agreement which would allow it to avoid the 9.9% limitation. Therefore, Fusion Capital has informed us that it does not expect to breach the 9.9% limitation.

In connection with entering into the Purchase Agreement, we authorized the sale of up to 2,750,000 shares of our common stock (which excludes the 214,129 shares issued and 35,871 shares issuable to Fusion Capital as the commitment fee). We have sold 628,300 shares of common stock to Fusion Capital under the Purchase Agreement for proceeds of approximately $6,357,530. There is remaining $6,142,470 in proceeds available to us under the Purchase Agreement. The number of shares ultimately offered for sale by Fusion Capital under this prospectus is dependent upon the number of additional shares purchased by Fusion Capital under the Purchase Agreement. The following table sets forth the amount of proceeds we would receive from Fusion Capital from the sale of up to 2,121,700 shares of our common stock that may be sold to Fusion Capital from time to time at varying purchase prices when added to the $6,357,530 already received from the sale of 628,300 shares under the common stock purchase agreement at an average purchase price of $10.12 per share:

Assumed Average Purchase Price	Number of Shares to be Issued if Full Purchase	Percentage of Outstanding After Giving Effect to the Purchase by Fusion Capital(1)	Proceeds from the Sale of up to remaining 2,121,700 Shares to Fusion Capital under the Purchase Agreement	Proceeds from the Sale of up to the full 2,750,000 Shares which may be issued to Fusion Capital under the Purchase Agreement
$1.50(2)	2,121,700	10.3%	$3,182,550	$9,540,080
$2.39(2)	2,121,700	10.3%	$5,070,863	$11,428,393
$8.00	767,809	4.0%	$6,142,470	$12,500,000
$9.00	682,497	3.6%	$6,142,470	$12,500,000
$11.71(3)	524,549	2.8%	$6,142,470	$12,500,000

(1)

Based on 18,493,159 shares outstanding as of June 25, 2007, which includes the (i) issuance of 214,129 shares issued and 35,871 shares issuable to Fusion Capital as a commitment fee, (ii) 628,300 shares we have sold to Fusion Capital under the Purchase Agreement, and (iii) the number of shares issuable at the corresponding assumed purchase price set forth in the adjacent column.

(2)

In order to be in compliance with the Nasdaq Global Market rules, we cannot be required to sell shares of our common stock to Fusion Capital at a price below $2.39, which represents the greater of the book value per share of our common stock or the closing price per share of our common stock on November 10, 2005. If we elect to sell our shares to Fusion Capital at a price per share below $2.39, we first would be required to obtain shareholder approval in order to be in compliance with the Nasdaq Global Market rules.

(3)	Closing sale price of our common stock on June 25, 2007.

In connection with entering into the Purchase Agreement, we authorized the sale to Fusion Capital of up to $12.5 million of our common stock. We agreed to register 3,000,000 shares of our common stock under the Purchase Agreement (which includes the 214,129 shares issued and 35,871 shares issuable to Fusion Capital as the commitment fee), all of which are included in this offering. We have the right to terminate the Purchase Agreement without any payment or liability to Fusion Capital at any time. We have the right but not the obligation to sell more than 3,000,000 shares to Fusion Capital. In the event we elect to sell more than the 3,000,000 shares offered hereby, we will be required to file a new registration statement and have it declared effective by the Commission.

Minimum Purchase Price

Under the Purchase Agreement, we have set a minimum purchase price (“floor price”) of $1.50. However, we shall not affect any sales under the Purchase Agreement and Fusion Capital shall not have the right nor the obligation to purchase any shares of our common stock in the event that the purchase price would be less than the floor price. Specifically, Fusion Capital shall not have the right or the obligation to purchase shares of our common stock on any trading day that the market price of our common stock is below $1.50.

In addition to floor price restriction, in order to be in compliance with the Nasdaq Global Market rules, we cannot be required to sell shares of our common stock to Fusion Capital at a price below $2.39, which represents the greater of the book value per share of our common stock or the closing price per share of our common stock on November 10, 2005. If we elect to sell our shares to Fusion Capital at a price per share below $2.39, we first would be required to obtain shareholder approval in order to be in compliance with the Nasdaq Global Market rules.

Our Right to Suspend Purchases

We have the unconditional right to suspend purchases at any time for any reason effective upon one trading day’s notice. Any suspension would remain in effect until our revocation of the suspension. To the extent we need to use the cash proceeds of the sales of common stock under the Purchase Agreement for working capital or other business purposes, we do not intend to restrict purchases under the Purchase Agreement.

Our Right To Increase and Decrease the Amount to be Purchased

Under the Purchase Agreement, Fusion Capital has agreed to purchase on each trading day during the 25 month term of the Purchase Agreement, $25,000 of our common stock up to an aggregate of $12.5 million. We have the unconditional right to decrease the daily amount to be purchased by Fusion Capital at any time for any reason effective upon one trading day’s notice.

In our discretion, we may elect to sell more of our common stock to Fusion Capital than the minimum daily amount. First, in respect of the daily purchase amount, we have the right to increase the daily purchase amount as the market price of our common stock increases. Specifically, for every $0.25 increase in Threshold Price above $2.50, the Company shall have the right to increase the daily purchase amount by up to an additional $5,000. For example, if the Threshold Price is $3.25 we would have the right to increase the daily purchase amount to up to an aggregate of $40,000. The “Threshold Price” is the lowest sale price of our common stock during the five trading days immediately preceding our notice to Fusion Capital to increase the daily purchase amount. If at any time during any trading day the sale price of our common stock is below the Threshold Price, the applicable increase in the daily purchase amount will be void.

In addition to the daily purchase amount, we may elect to require Fusion Capital to purchase on any single trading day our shares in an amount up to $500,000 provided that our share price is above $5.00 during the five trading days prior thereto. The price at which such shares would be purchased will be the lowest Purchase Price (as defined above) during the previous fifteen (15) trading days prior to the date that such purchase notice was received by Fusion Capital. We may increase this amount to $1,000,000 if our share price is above $7.50 during the five trading days prior to our delivery of the purchase notice to Fusion Capital. We may deliver multiple purchase notices; however at least ten (10) trading days must have passed since the most recent non-daily purchase was completed. The daily purchases shall be suspended for ten (10) trading days each time any such notice is delivered.

Events of Default

Generally, Fusion Capital may terminate the Purchase Agreement without any liability or payment to the Company upon the occurrence of any of the following events of default:

•

the effectiveness of the registration statement of which this prospectus is a part of lapses for any reason (including, without limitation, the issuance of a stop order) or is unavailable to Fusion Capital for sale of our common stock offered hereby and such lapse or unavailability continues for a period of ten (10) consecutive trading days or for more than an aggregate of thirty (30) trading days in any 365-day period;

•	suspension by our principal market of our common stock from trading for a period of three consecutive trading days;

•

the de-listing of our common stock from our principal market provided our common stock is not immediately thereafter trading on the Nasdaq Capital Market, the New York Stock Exchange or the American Stock Exchange;

•	the transfer agent’s failure for five trading days to issue to Fusion Capital shares of our common stock which Fusion Capital is entitled to under the Purchase Agreement;

•

our breach of any representations or warranties or covenants contained in the Purchase Agreement or any related agreements, which breach could have a material adverse effect on us subject to a cure period of ten trading days;

•	any participation or threatened participation in insolvency or bankruptcy proceedings by or against us; or

•	a material adverse change in our business.

Our Termination Rights

We have the unconditional right at any time for any reason to give notice to Fusion Capital terminating the Purchase Agreement. Such notice shall be effective one trading day after Fusion Capital receives such notice.

Effect of Performance of the Purchase Agreement on Our Shareholder

All shares registered in this offering will be freely tradable. It is anticipated that shares registered in this offering will be sold over a period of up to 25 months from the date of this prospectus. The sale of a significant amount of shares registered in this offering at any given time could cause the trading price of our common stock to decline and to be highly volatile. Fusion Capital has purchased 628,300 shares of our common stock and may ultimately purchase all, some or none of the 2,121,700 shares of common stock not yet issued but registered in this offering. After it has acquired such shares, Fusion Capital may sell some, none or all of such shares. Therefore, the sales to Fusion Capital by us under the Purchase Agreement may result in substantial dilution to the interests of other holders of our common stock. However, we have the right at any time for any reason to: (1) reduce the daily purchase amount, (2) suspend purchases of the common stock by Fusion Capital and (3) terminate the Purchase Agreement.

No Short-Selling or Hedging by Fusion Capital

Fusion Capital has agreed that neither it nor any of its affiliates shall engage in any direct or indirect short-selling or hedging of our common stock during any time prior to the termination of the Purchase Agreement.

Commitment Shares Issued to Fusion Capital

Under the terms of the Purchase Agreement Fusion Capital has received 214,129 shares of our common stock as a commitment fee. In connection with each purchase of our common stock by Fusion Capital, we will issue up to 35,871 shares of common stock to Fusion Capital as an additional commitment fee. These additional shares will be issued pro rata based on the proportion that a dollar amount purchased by Fusion Capital bears to the $12.5 million aggregate amount under the Purchase Agreement. Unless an event of default occurs, these shares must be held by Fusion Capital until 25 months from the date of the Purchase Agreement or the date the Purchase Agreement is terminated.

No Variable Priced Financings

Until the termination of the Purchase Agreement, we have agreed not to issue, or enter into any agreement with respect to the issuance of, any variable priced equity or variable priced equity-like securities unless we have obtained Fusion Capital’s prior written consent.

SELLING SHAREHOLDER

The following table presents information regarding the selling shareholder. The table is based on information supplied to us by the selling shareholder and assumes the sale of all of the resale shares. The number of shares beneficially owned by the selling shareholder reflects the 2,750,000 shares authorized for sale under the Purchase Agreement, together with 250,000 shares of common stock issuable to the selling shareholder as commitment shares, is determined under the rules promulgated by the Securities and Exchange Commission, and is not necessarily indicative of beneficial ownership for any other purpose. The selling shareholder may from time to time offer the shares of common stock offered by this prospectus.

Neither the selling shareholder nor any of its affiliates has held a position or office, or had any other material relationship, with us.

Selling Shareholder	Shares Beneficially Owned Before Offering	Percentage of Outstanding Shares Beneficially Owned Before Offering (1)	Shares to be Sold in the Offering	Percentage of Outstanding Shares Beneficially Owned After Offering
Fusion Capital Fund II, LLC (1) (2)	214,129	*	3,000,000	0%

(1)	The percentage of outstanding shares is based on 18,457,288 shares of common stock outstanding as of June 25, 2007, together with such additional 2,157,571 shares of common stock that may be acquired by Fusion Capital from us under the Purchase Agreement after the date hereof. Fusion Capital may not purchase shares of our common stock under the Purchase Agreement if Fusion Capital, together with its affiliates, would beneficially own more than 9.9% of our common stock outstanding at the time of the purchase by Fusion Capital.

(2)	Pursuant to federal securities laws, Steven G. Martin and Joshua B. Scheinfeld, the principals of Fusion Capital, are deemed to be beneficial owners of all of the shares of our common stock owned by Fusion Capital. Messrs. Martin and Scheinfeld have shared voting and disposition power over the shares of our common stock being offered under this prospectus.

*	Less than 1%.

PLAN OF DISTRIBUTION

The common stock offered by this prospectus is being offered by Fusion Capital, the selling shareholder. The common stock may be sold or distributed from time to time by the selling shareholder directly to one or more purchasers or through brokers, dealers, or underwriters who may act solely as agents at market prices prevailing at the time of sale, at prices related to the prevailing market prices, at negotiated prices, or at fixed prices, which may be changed. The sale of the common stock offered by this prospectus may be effected in one or more of the following methods:

•	ordinary brokers’ transactions;

•	transactions involving cross or block trades;

•	through brokers, dealers, or underwriters who may act solely as agents

•	“at the market” into an existing market for the common stock;

•	in other ways not involving market makers or established trading markets, including direct sales to purchasers or sales effected through agents;

•	in privately negotiated transactions; or

•	any combination of the foregoing.

In order to comply with the securities laws of certain states, if applicable, the shares may be sold only through registered or licensed brokers or dealers. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in the state or an exemption from the registration or qualification requirement is available and complied with.

Brokers, dealers, underwriters, or agents participating in the distribution of the shares as agents may receive compensation in the form of commissions, discounts, or concessions from the selling shareholder and/or purchasers of the common stock for whom the broker-dealers may act as agent. The compensation paid to a particular broker-dealer may be less than or in excess of customary commissions.

Fusion Capital is an “underwriter” within the meaning of the Securities Act.

Neither we nor Fusion Capital can presently estimate the amount of compensation that any agent will receive. We know of no existing arrangements between Fusion Capital, any other shareholder, broker, dealer, underwriter, or agent relating to the sale or distribution of the shares offered by this prospectus. At the time a particular offer of shares is made, a prospectus supplement, if required, will be distributed that will set forth the names of any agents, underwriters, or dealers and any compensation from the selling shareholder, and any other required information.

We will pay all of the expenses incident to the registration, offering, and sale of the shares to the public other than commissions or discounts of underwriters, broker-dealers, or agents. We have also agreed to indemnify Fusion Capital and related persons against specified liabilities, including liabilities under the Securities Act.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons, we have been advised that in the opinion of the SEC this indemnification is against public policy as expressed in the Securities Act and is therefore, unenforceable.

Fusion Capital and its affiliates have agreed not to engage in any direct or indirect short selling or hedging of our common stock during the term of the Purchase Agreement.

We have advised Fusion Capital that while it is engaged in a distribution of the shares included in this Prospectus it is required to comply with Regulation M promulgated under the Securities Exchange Act of 1934, as amended. With certain exceptions, Regulation M precludes the selling shareholder, any affiliated purchasers, and any broker-dealer or other person who participates in the distribution from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete. Regulation M also prohibits any bids or purchases made in order to stabilize the price of a security in connection with the distribution of that security. All of the foregoing may affect the marketability of the shares offered hereby this prospectus.

This offering will terminate on the date that all shares offered by this prospectus have been sold by Fusion Capital.

LEGAL MATTERS

The validity of the shares of our common stock will be passed upon for us by Locke Liddell & Sapp LLP, Houston, Texas.

EXPERTS

The consolidated balance sheets of OMNI Energy Services as of December 31, 2006 and 2005, the related consolidated statements of operations, stockholders’ equity and cash flows for each of the years ended December 31, 2006, 2005 and 2004, management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 (which is included in Management’s Report on Internal Control over Financial Reporting) and the financial statement schedule, each of which are included in OMNI’s Annual Report on Form 10-K/A for the year ended December 31, 2006 and which are incorporated in this prospectus by reference, have been so incorporated in reliance on the reports of Pannell Kerr Forster of Texas, P.C., an independent registered public accounting firm, given on authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Commission. Copies of any document we file may be examined without charge at the Commission’s public reference room at 100 F Street N.E., Washington, D.C. 20549 or on the Internet at the Commission’s website at http://www.sec.gov. Copies of all or a portion of such materials can be obtained from the Public Reference Section of the Commission upon payment of the prescribed fees. Please call the SEC at 1-800-SEC-0330 for more information about the public reference room.

We maintain a corporate website at www.omnienergy.com. You may access our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those filings with the Commission pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, with the Commission free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the Commission. The reference to our website is provided for informational purposes only and does not constitute incorporation by reference of the information contained on our website.

We have filed with the Commission a Registration Statement on Form S-3 covering the securities offered by this prospectus. You should be aware that this prospectus does not contain all of the information contained or incorporated by reference to that Registration Statement and its exhibits and schedules, particular portions of which have been omitted as permitted by the Commission rules. For further information about us and our securities, we refer you to the Registration Statement and its exhibits and schedules. You may inspect and obtain the Registration Statement, including exhibits, schedules, reports and other information we have filed with the Commission, as described in the preceding paragraphs. Statements contained in this prospectus concerning the contents of any document to which we refer you are not necessarily complete, and in each instance we refer you to the applicable document filed with the Commission for more complete information.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The following documents, which have previously been filed by us with the Commission under the Exchange Act (file No. 000-23383), are incorporated herein by reference:

•	our annual report on Form 10-K for the year ended December 31, 2006, filed March 16, 2007 (as amended April 30, 2007);

•	our quarterly report on Form 10-Q for the quarter ended March 31, 2007, filed May 10, 2007 (as amended June 19, 2007);

•

our current reports on Form 8-K filed on January 11, 2007; January 16, 2007; January 22, 2007; January 30, 2007; March 8, 2007; March 8, 2007; March 14, 2007; April 3, 2007; May 1, 2007; May 4, 2007; May 16, 2007; May 16, 2007; May 21, 2007; and June 13, 2007; and

•	the description of our common stock which is contained in our Registration Statement on Form S-1 (Registration No. 333-129138).

All documents filed by us pursuant to Sections 13(a), 13(c) 14 and 15(d) of the Exchange Act (excluding any information furnished pursuant to Item 2.02 or 7.01 on any current report on Form 8-K) after the date of this registration statement and prior to the effectiveness of the registration statement and after the date of this prospectus and prior to the termination of this offering shall be deemed to be incorporated in this prospectus by reference and to be a part hereof from the date of filing of such documents. Any statement contained herein, or in a document incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any subsequently filed document that also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

This prospectus incorporates documents by reference that are not delivered herewith. Copies of these documents, other than the exhibits thereto (unless such exhibits are specifically incorporated by reference in such documents), are available upon written or oral request, at no charge from us at: OMNI Energy Services Corp., 4500 N.E. Evangeline Thruway, Carencro, Louisiana 70520, Attn: G. Darcy Klug; (337) 896-6664.

PROSPECTUS

OMNI Energy Services Corp.

3,000,000 Shares of Common Stock

                                , 2007

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.	Other expenses of issuance and distribution

The following table sets forth the costs and expenses payable by the registrant in connection with the sale of common stock being registered. All amounts are estimates except the registration fee, the NASD fee and the Nasdaq Global Market.

Amount to be paid
Registration fee	$1,445
Printing and engraving	5,000
Legal fees and expenses	30,000
Accounting fees and expenses	25,000
Blue sky fees and expenses	1,000
Transfer agent fees and expenses	1,000
Miscellaneous	2,616

Total	$66,061

ITEM 15.	Indemnification of directors and officers

As permitted by Louisiana law, our Amended and Restated Articles of Incorporation contain certain provisions eliminating the personal liability of the directors and officers to us and our stockholders for monetary damages for breaches of their fiduciary duties as directors or officers, except for (i) a breach of a director’s or officer’s duty of loyalty to us or our stockholders, (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) dividends or stock repurchases or redemptions that are illegal under Louisiana law and (iv) any transaction from which he or she receives an improper personal benefit. In addition, the Amended and Restated Articles of Incorporation provide that if Louisiana law is amended to authorize the further elimination or limitation of the liability of a director or officer, then the liability of the directors or officers shall be eliminated or limited to the fullest extent permitted by Louisiana law, as amended. These provisions pertain only to breaches of duty by directors or officers in such capacities and limit liability only for breaches of fiduciary duties under Louisiana corporate law and not for violations of other laws such as the federal securities laws.

Our Bylaws require us to indemnify its directors and officers against certain expenses and costs, judgments, settlements and fines incurred in the defense of any claim, including any claim brought by us or in our right, to which they were made parties by reason of being or having been directors and officers, subject to certain conditions and limitations.

In addition, each of our directors and executive officers has entered into an indemnity agreement with us, pursuant to which we have agreed under certain circumstances to purchase and maintain directors’ and officers’ liability insurance. The agreements also provide that we will indemnify the directors and executive officers against any costs and expenses, judgments, settlements and fines incurred in connection with any claim involving a director or executive officer by reason of his position as a director or executive officer that are in excess of the coverage provided by such insurance; provided that the director or executive officer meets certain standards of conduct. Under the indemnity agreements, we are not required to purchase and maintain directors’ and officers’ liability insurance if it is not reasonably available or, in the reasonable judgment of the Board of Directors, there is insufficient benefit to us from the insurance.

ITEM 16.	Exhibits

See Exhibit Index on page II-5 of this registration statement.

ITEM 17.	Undertakings

Rule 415 offering

(a)	The undersigned registrant hereby undertakes:

(1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	to include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)	to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually, or in the aggregate, represent a fundamental change in the information set forth in the registration statement Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) (§ 230.424(b) of the chapter) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is a part of the registration statement.

(2) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) that, for purposes of determining any liability under the Securities Act of 1933, to any purchaser

(i)	if the registrant is relying on Rule 430B:

(A)	each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospects was deemed part of and included in the registration statement; and

(B)	each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Provided, however, that that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii)	the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification by the registrant for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Carencro, State of Louisiana, on June 29, 2007.

OMNI ENERGY SERVICES CORP.

By:	/S/ JAMES C. ECKERT
James C. Eckert President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

/S/ JAMES C. ECKERT James C. Eckert	President, Chief Executive Officer and Chairman of the Board (Principal Executive Officer)	June 29, 2007

* Gregory B. Milton	Chief Accounting Officer (Principal Financial Officer)

* Edward E. Colson III	Director

* Barry E. Kaufman	Director

* Dennis R. Sciotto	Director

* Richard C. White	Director

*By:	/S/ JAMES C. ECKERT	June 29, 2007
James C. Eckert Attorney-in-fact

EXHIBIT INDEX

EXHIBIT NUMBER	EXHIBIT DESCRIPTION

3.1	Composite Articles of Incorporation of OMNI Energy Services Corp. (as of November 7, 2000) (incorporated by reference to Exhibit 3 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2000, File No. 000-23383N).

3.2	Form of Articles of Amendment — Articles of Incorporation (incorporated by reference to Exhibit 3.2 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2001, File No. 000-23383).

3.3	Form of Articles of Amendment – Articles of Incorporation (incorporated by reference to Exhibit 3.1 to our Form 8-K, originally filed with the Commission on May 24, 2005).

3.4	Bylaws of OMNI Energy Services Corp., as amended (incorporated by reference to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2000).

4.1	See Exhibit 3.1, 3.2, 3.3 and 3.4 for provisions of our Articles of Incorporation and Bylaws defining the rights of holders of Common Stock.

4.2	Specimen Common Stock Certificate (incorporated by reference to our Registration Statement on Form S-1 (Registration Statement No. 333-36561)).

4.3	Form of Series A Warrant (incorporated by reference to Exhibit 4.1 to our Form 8-K, originally filed with the Commission on May 24, 2005).

4.4	Form of Series B Warrant (incorporated by reference to Exhibit 4.2 to our Form 8-K, originally filed with the Commission on May 24, 2005).

4.5	Form of Series C Warrant (incorporated by reference to Exhibit 4.2 to our Form 8-K, originally filed with the Commission on May 24, 2005).

4.6	Registration Rights Agreement, dated May 17, 2005, by and between OMNI Energy Services Corp. and certain investors identified therein (incorporated by reference to Exhibit 4.3 to our Form 8-K, originally filed with the Commission on May 24, 2005).

4.7	Amendment No. 1 to Registration Rights Agreement, dated July 16, 2005, by and between OMNI Energy Services Corp. and certain investors identified therein (incorporated by reference to Exhibit 4.7 to our Registration Statement on Form S-1, as amended, (Registration Statement No. 333-129138)).

4.8	Stock Purchase and Sale Agreement dated December 29, 2005, by and between OMNI Energy Services Corp. and the stockholders of Preheat, Inc., a Louisiana corporation (incorporated by reference to Exhibit 10.1 to our Form 8-K, originally filed with the Commission on January 5, 2006).

4.9	Registration Rights Agreement, dated as of November 11, 2005, between OMNI Energy Services Corp. and Fusion Capital Fund II, LLC (incorporated by reference to Exhibit 4.1 to our Form 8-K, originally filed with Commission on November 15, 2005).

5.1*	Opinion of Locke Liddell & Sapp LLP

10.1	Common Stock Purchase Agreement, dated as of November 11, 2005, between OMNI Energy Services Corp. and Fusion Capital Fund II, LLC (incorporated by reference to Exhibit 10.1 to our Form 8-K, originally filed with the Commission on November 15, 2005).

21.1*	Subsidiaries of OMNI Energy Services Corp.

23.1	Consent of Pannell Kerr Forster of Texas, P.C.

23.4*	Consent of Locke Liddell & Sapp LLP (included as part of its opinion filed as Exhibit 5.1)

24.1**	Power of Attorney

*	previously filed as an exhibit to OMNI Energy Services Corp.’s Form S-1 filed February 9, 2006

**	previously filed on the signature page of OMNI Energy Services Corp.’s Form S-1 filed February 9, 2006